UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001 -80
Company Registry No. (NIRE): 33.300.275410
Publicly-held Company

MANAGEMENT’S PROPOSAL

Messrs. Shareholders,

The Management of CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby proposes to its Shareholders, in relation to the matters contained in the Agenda of the General Shareholders’ Meeting, to be held on April 28, 2010, at 11:00 a.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, the following, in accordance to the Call Notice released today:

(i) To verify the Management’s Accounts, examine, discuss and vote on the Management Report and Financial Statements related to the fiscal year ended on December 31, 2009, accompanied by the independent auditor’s opinion

The Management of the Company proposes that the Shareholders approve the Management’s Accounts, the Management’s Report, the Balance Sheet and other Financial Statements, together with the Independent Auditors and Fiscal Council reports, referring to the fiscal year that ended on December 31, 2009, which were examined by the Board of Directors on a meeting held on February 23, 2010 and published by the Company on February 24, 2010 on the “Diário Oficial do Estado do Rio de Janeiro” and on the newspaper “Valor Econômico – National Edition”.

The documents related to the matters in the Agenda are available on the internet, at CVM’s (www.cvm.gov.br) and the Company’s (www.contax.com.br/ri) websites.

(ii) Allocation of net income for the fiscal year ended on December 31st, 2009, and dividend distribution

The Management of the Company proposes that the Shareholders approve the proposal for the allocation of Retained Earnings and Net Income for the year ended on December 31, 2009, which totals R$ 139,915,526.10, as follows: (ii.1) R$ 11,083,780.59 to offset accumulated losses; (ii.2) R$ 6,441,587.28 for the Legal Reserve; (ii.3) R$ 32,390,158.20 for the Statutory Reserve; and (ii.4) R$ 90,000,000.00 for the distribution of dividends to the Shareholders of the Company, in accordance with Management’s Proposal in the Financial Statements of December 31, 2009, published on February 24,2010.

Additional information about the allocation of net income is available on the internet, at CVM’s (www.cvm.gov.br) and the Company’s (www.contax.com.br/ri) websites.

(iii) To establish the Company’s Management compensation

The Management of the Company proposes that the Shareholders approve the following amounts of compensation for Management and Fiscal Council: overall annual budget for (iii.1) the Board of Directors, up to R$ 1,408,050.00; for (iii.2) the Company’s Executive Officers, up to R$ 1,084,720.00; and (iii.3) for the Fiscal Council, respecting the minimum limit allowed by law, pursuant to the third paragraph of Article 162 of Law 6,404/76, which establishes as the minimum limit R$ 2,200.00 for each sitting member.

These amounts do not include any amounts paid as benefits, representation allowance or profit sharing. Moreover, the board members, shall also be reimbursed for expenses incurred in travel and transportation, with such reimbursable expenses receiving the same treatment, limits and criteria observed by the Company’s employees, pursuant to the current Policy.

Additional information about Management’s compensation is available on the internet, at CVM’s (www.cvm.gov.br) and the Company’s (www.contax.com.br/ri) websites.

The Company is available to clarify any doubts regarding the Agenda mentioned in this Management’s Proposal through the website www.contax.com.br/ir.

Rio de Janeiro, April 12, 2010.

Contax Participações S.A.
Michel Neves Sarkis
Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.